AVALON VENTURES LTD.
V.AVL:CDNX

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

August 1, 2002

**FILE No. 82-4427**

Office of International Corpor
Securities and Exchange Com
Mail Stop 3-9
450 - 5 St. NW
Washington, D.C. 20549
U.S.A.

02049249

SUPPL

02 AUG 15

Dear Sirs:

**Re: Avalon Ventures Ltd. (The "Company") -Filing Requirements**

Further to the above matter, enclosed please find the following document for filing under Rule 12g3-2(b):

- BC Form 51-901 attached to the Company's Quarterly Reports for the nine months ended May 31, 2002;
- Insider Reports.

Yours very truly,

**AVALON VENTURES LTD.**

Donald S. Bubar
President

:j
encl.

cc: Page Fraser & Associates

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

dlw 8/21

BC FORM 51-901

# QUARTERLY REPORT

**Incorporated as part of Schedule A**

| **ISSUER DETAILS:** | |
|---|---|
| **Name of Issuer** | **AVALON VENTURES LTD.** |
| **Issuer's Address** | 111 Richmond Street West, Suite 1116<br>Toronto, Ontario, M5H 2G4 |
| **Issuer Telephone Number** | (416) 364-4938 |
| **Issuer Fax Number** | (416) 364-5162 |
| **Contact Person** | Donald S. Bubar |
| **Contact's Position** | President |
| **Contact Telephone Number** | (416) 364-4938 |
| **Contact Email Address** | info@avalonventures.com |
| **Web Site Address** | www.avalonventures.com |
| **For Quarter Ended** | May 31, 2002 |
| **Date of Report** | July 23, 2002 |

**Certificate**

***The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.***

| | |
|---|---|
| "Donald S. Bubar" | 2002/07/23 |
| **Name of Director** | **Date Signed** |
| "Brian MacEachen" | 2002/07/23 |
| **Name of Director** | **Date Signed** |

# Avalon Ventures Ltd.

Consolidated Balance Sheets
As at May 31, 2002, May 31, 2001 and August 31, 2001
(Unaudited)

| | May 31, 2002 | May 31, 2001 | August 31, 2001 |
|---|---|---|---|
| **Assets** | | | |
| **Current Assets** | | | |
| Cash and cash equivalents | $ 280,823 | $ 1,178,629 | $ 753,773 |
| Joint venture receivables | 48,995 | 48,634 | 55,815 |
| Other receivables | 20,537 | 75,642 | 147,195 |
| | 350,355 | 1,302,905 | 956,783 |
| **Investments** | 187,125 | 277,655 | 187,125 |
| **Resource Properties** | 5,236,296 | 4,975,951 | 5,011,400 |
| **Capital Assets** | 8,040 | 7,409 | 7,654 |
| **Patents - Process Technology** | 20,584 | 21,934 | 21,596 |
| | $ 5,802,400 | $ 6,585,854 | $ 6,184,558 |
| **Liabilities** | | | |
| **Current Liabilities** | | | |
| Accounts payable | $ 201,507 | $ 397,281 | $ 231,417 |
| Joint venture advances | 39,812 | 310,912 | 283,039 |
| | 241,319 | 708,193 | 514,456 |
| **Shareholders' Equity** | | | |
| **Share Capital** | 18,142,078 | 17,773,578 | 17,823,578 |
| **Deficit** | (12,580,997) | (11,895,917) | (12,153,476) |
| | 5,561,081 | 5,877,661 | 5,670,102 |
| | $ 5,802,400 | $ 6,585,854 | $ 6,184,558 |

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

# Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Nine Months Ended May 31, 2002 and May 31, 2001
(Unaudited)

| | Nine Months Ended | | Three Months Ended | |
|---|---|---|---|---|
| | May 31, 2002 | May 31, 2001 | May 31, 2002 | May 31, 2001 |
| **Revenue** | | | | |
| Interest income | $ 7,982 | $ 1,925 | $ 1,448 | $ 1,018 |
| Management fees | 49,249 | 120,478 | 8,997 | 56,281 |
| | 57,231 | 122,403 | 10,445 | 57,299 |
| **Expenses** | | | | |
| Amortization | 3,002 | 2,808 | 1,179 | 936 |
| Consulting fees | 98,200 | 69,589 | 34,600 | 22,000 |
| Directors' fees and expenses | 9,019 | 9,000 | 3,000 | 3,000 |
| Insurance | 4,632 | 5,483 | 3,406 | 580 |
| Interest and bank charges | 1,959 | 6,078 | 1,043 | 3,718 |
| Office and general | 12,865 | 17,334 | 4,116 | 5,481 |
| Professional fees | 89,785 | 82,141 | 21,592 | 38,530 |
| Public and investor relations | 36,431 | 35,926 | 7,747 | 13,966 |
| Rent and utilities | 16,136 | 14,978 | 5,368 | 5,044 |
| Salaries and benefits | 55,824 | 67,622 | 20,500 | 24,632 |
| Shareholders' information | 23,051 | 37,283 | 4,377 | 5,488 |
| Transfer and filing fees | 18,158 | 20,770 | 4,885 | 10,930 |
| Travel | 15,145 | 21,650 | 4,353 | 8,111 |
| | 384,207 | 390,662 | 116,166 | 142,416 |
| **Loss before the undernoted** | (326,976) | (268,259) | (105,721) | (85,117) |
| **Abandoned Resource Properties** | (100,545) | 50,859 | - | 57,183 |
| **Net loss for the period** | (427,521) | (217,400) | (105,721) | (27,934) |
| **Deficit - beginning of period** | (12,153,476) | (11,678,517) | (12,475,276) | (11,867,983) |
| **Deficit - end of period** | $ (12,580,997) | $ (11,895,917) | $ (12,580,997) | $ (11,895,917) |
| **Net loss per share** | $ (0.02) | $ (0.01) | $ (0.01) | $ - |

# Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Nine Months Ended May 31, 2002 and May 31, 2001
(Unaudited)

| | Nine Months Ended | | Three Months Ended | |
|---|---|---|---|---|
| | May 31, 2002 | May 31, 2001 | May 31, 2002 | May 31, 2001 |
| **Cash Flows from Operating Activities** | | | | |
| Cash received from joint venture partners | $ 49,249 | $ 120,478 | $ 8,997 | $ 56,281 |
| Cash paid to suppliers and employees | (346,599) | (443,483) | (108,897) | (257,668) |
| Interest received | 12,549 | 1,925 | 1,448 | 1,018 |
| Interest paid | (15,000) | - | (15,000) | - |
| | (299,801) | (321,080) | (113,452) | (200,369) |
| **Cash Flows from Financing Activities** | | | | |
| Share capital | 260,000 | 1,349,925 | - | 980,000 |
| **Cash Flows from Investing Activities** | | | | |
| Resource properties | (911,338) | (1,973,176) | (252,445) | (1,007,529) |
| Government assistance received | 13,582 | - | 13,582 | - |
| Reimbursement of joint venture costs | 466,983 | 1,975,688 | 67,062 | 948,676 |
| Investments | - | (100,000) | - | (100,000) |
| Capital assets | (2,376) | (2,448) | (2,376) | - |
| Patents - Process Technology | - | (1,768) | - | - |
| | (433,149) | (101,704) | (174,177) | (158,853) |
| **Change in Cash and Cash Equivalents** | (472,950) | 927,141 | (287,629) | 620,778 |
| **Cash and Cash Equivalents - beginning of period** | 753,773 | 251,488 | 568,452 | 557,851 |
| **Cash and Cash Equivalents - end of period** | $ 280,823 | $ 1,178,629 | $ 280,823 | $ 1,178,629 |
| **Non-cash Financing and Investing Activities** | | | | |
| Common shares issued to acquire resource properties | $ 33,500 | $ 91,000 | $ 8,000 | $ 22,125 |
| Common shares issued for past geological consulting services | 25,000 | - | - | - |
| Investments received for resource property interest | - | 21,500 | - | - |

# Avalon Ventures Ltd.

Note to Consolidated Financial Statements
For the Nine Months Ended May 31, 2002
(Unaudited)

## 1. Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's 2001 annual report.

BC FORM 51-901

# QUARTERLY REPORT

**Incorporated as part of Schedule B and C**

| **ISSUER DETAILS:** | |
|---|---|
| **Name of Issuer** | **AVALON VENTURES LTD.** |
| **Issuer's Address** | 111 Richmond Street West, Suite 1116<br>Toronto, Ontario, M5H 2G4 |
| **Issuer Telephone Number** | (416) 364-4938 |
| **Issuer Fax Number** | (416) 364-5162 |
| **Contact Person** | Donald S. Bubar |
| **Contact's Position** | President |
| **Contact Telephone Number** | (416) 364-4938 |
| **Contact Email Address** | info@avalonventures.com |
| **Web Site Address** | www.avalonventures.com |
| **For Quarter Ended** | May 31, 2002 |
| **Date of Report** | July 23, 2002 |

**Certificate**

***The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.***

| | |
|---|---|
| "Donald S. Bubar" | 2002/07/23 |
| **Name of Director** | **Date Signed** |
| "Brian MacEachen" | 2002/07/23 |
| **Name of Director** | **Date Signed** |

# Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2002
(Unaudited)

## 1. Breakdown of Resource Property Expenditures

| | Separation Rapids Rare Metals | Wolf Mountain PGE | Legris Lake PGE | Tantalum Joint Venture[1] | Shatford Lake Rare Metals | Black Bay PGE-Cu-Ni | Other | May 31, 2002 |
|---|---|---|---|---|---|---|---|---|
| Acquisition costs | $ - | $ - | $ - | $ 10,000 | $ 8,700 | $ 39,800 | $ - | $ 58,500 |
| Diamond drilling | 1,019 | - | 360,890 | 2,970 | 63,118 | - | - | 427,997 |
| Environmental studies/permitting | 4,646 | - | - | - | - | - | - | 4,646 |
| Feasibility/engineering studies | 17,116 | - | - | - | - | - | - | 17,116 |
| Geology | 77,947 | 3,233 | 198,684 | 113,997 | - | 6,779 | 20,794 | 421,434 |
| Geophysical | - | 28,908 | 15,515 | - | - | 20,763 | - | 65,186 |
| Metallurgical/market studies | 35,980 | - | - | 11,334 | - | - | - | 47,314 |
| Other | - | - | - | - | 220 | - | - | 220 |
| Current expenditures | 136,708 | 32,141 | 575,089 | 138,301 | 72,038 | 67,342 | 20,794 | 1,042,413 |
| Less amounts recovered from: | | | | | | | | |
| Government assistance | - | - | - | - | (13,582) | - | - | (13,582) |
| Joint venture partners | - | - | (575,089) | (128,301) | - | - | - | (703,390) |
| Net current expenditures | 136,708 | 32,141 | - | 10,000 | 58,456 | 67,342 | 20,794 | 325,441 |
| Balance - beginning of period | 3,540,850 | 293,928 | 150,578 | 349,898 | 21,114 | 58,619 | 596,413 | 5,011,400 |
| Abandoned resource properties | - | - | - | - | - | - | (100,545) | (100,545)[2] |
| Balance - end of period | $ 3,677,558 | $ 326,069 | $ 150,578 | $ 359,898 | $ 79,570 | $ 125,961 | $ 516,662 | $ 5,236,296 |

[1] The Tantalum Joint Venture consists of the Lilypad Lakes, East Braintree and Raleigh Lake Projects

[2] Abandoned resource properties consist of the following:

| | |
|---|---|
| Coldwell Property | $ 42,247 |
| Cole Lake Property | 58,298 |
| | $ 100,545 |

# Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2002
(Unaudited)

2. **Expenditures to Related Parties** $ 155,544[1]

[1] Net of $69,040 recovered from joint venture partners

3. a) **Common Shares Issued During the Quarter Ended May 31, 2002**

| Date of Issue | Type of Issue | Number | Price | Proceeds | Consideration | Commission |
|---|---|---|---|---|---|---|
| 29-May- | Res. Prop. | 40,000 | $0.20 | $ 8,000 | Black Bay Property | $ - |

b) **Options Granted During the Quarter Ended May 31, 2002**

| Date Granted | Expiry Date | Type | Number | Exercise Price |
|---|---|---|---|---|
| 12-Mar-2002 | 12-Mar-2007 | Officer (Donald Bubar) | 250,000 | $0.27 |
| 12-Mar-2002 | 12-Mar-2007 | Officer (Lawrence Page) | 25,000 | $0.27 |
| 12-Mar-2002 | 12-Mar-2007 | Director (Dale Corman) | 50,000 | $0.27 |
| 04-Apr-2002 | 04-Apr-2007 | Employee | 40,000 | $0.26 |

4. a) **Authorized Share Capital as at May 31, 2002**

25,000,000 Preferred shares, no par value
100,000,000 Common shares, no par value

b) **Issued and Outstanding Share Capital as at May 31, 2002**

Number of Shares: 24,565,248 common shares
Recorded Value: $ 18,142,078

c) (i) **Warrants Outstanding as at May 31, 2002**

| Security | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| Warrants (Flow-through) | 231,000 | $ 0.75 | 30-Dec-2003 |
| Warrants | 1,000,000 | $ 1.00 | 31-Jul-2005 |
| Warrants (Flow-through) | 232,758 | $ 0.58 | 29-Dec-2003 |
| Warrants | 1,000,000 | $ 0.98 | 20-Apr-2003 |
| Warrants (Flow-through) | 520,000 | $ 0.65[1] | 28-Dec-2003 |

[1]The exercise price is $0.45 until December 28, 2002

# Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2002
(Unaudited)

**4. c) (ii) Options Outstanding as at May 31, 2002**

| | Number | Weighted Average Price |
|---|---|---|
| Balance - February 28, 2002 | 2,225,000 | $ 0.70 |
| Granted | 365,000 | $ 0.27 |
| Exercised | - | $ - |
| Cancelled | (140,000) | $ 0.61 |
| Balance - May 31, 2002 | 2,450,000 | $ 0.64 |

**d) There are no shares in escrow or subject to pooling restrictions**

**5. a) List of Directors at May 31, 2002**

Donald Bubar
Dale Corman
Alan Ferry
Brian MacEachen
Joseph Monteith
Lawrence Page

**b) List of Officers at May 31, 2002**

| | |
|---|---|
| Donald Bubar | President and CEO |
| R. J. (Jim) Andersen | Vice-President, Finance and CFO |
| Lawrence Page | Chairman |
| Anne Jamieson | Secretary |

BEST AVAILABLE COPY



# Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2002
(Unaudited)

## MANAGEMENT DISCUSSION FOR THE NINE MONTHS ENDED MAY 31, 2002

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a focus on the rare and precious metals with high-technology applications, such as tantalum, lithium, cesium, rubidium, platinum and palladium. The Company is in the process of exploring its 17 mineral resource properties, most of which are at an early stage where economically-recoverable ore reserves have not yet been defined. One property (Separation Rapids) is at a more advanced stage with a defined mineral reserve that an independent consultant has determined is economically viable based upon a pre-feasibility study analysis.

Resource property expenditures during the quarter ended May 31, 2002 totaled $283,883, a similar level of expenditures to the previous quarter and reflective of a continuing moderate level of exploration and development activity. Approximately 50% of these expenditures were recovered from government assistance programs (Shatford Lake, Manitoba) and joint venture partners (Placer Dome CLA Limited, Legris Lake project). The majority of the balance of resource property expenditures was incurred on the Separation Rapids project ($76,562) with the remainder funding platinum-palladium exploration programs on the Wolf Mountain and Black Bay projects.

Activities on the **Separation Rapids** project consisted mainly of geological compilation work, detailed sampling to better map tantalum distribution in the Big Whopper, and process testwork to evaluate the new flowsheet designed to produce the combined petalite (lithium) feldspar product. The testwork successfully produced two grades of high-lithium feldspar product, a fine grained (-200 mesh) ceramic grade material and a coarser grained (-40, +200 mesh) glass grade material. Chemical analysis by Lakefield Research Limited determined that the material contains approximately 1.3-1.4% $Li_2O$ (lithium oxide) and 0.05% or less $Fe_2O_3$ (iron oxide). No other feldspar product presently available in North America contains comparable levels of lithium, which is valued by ceramics manufacturers for its superior fluxing properties, resulting in better quality ceramic bodies and glaze finishes. In glass applications lithium reduces energy consumption due to lower batch melting temperatures and reduces furnace refractory wear resulting in significant cost savings for the glass manufacturer. Lithium also makes a sturdier glass product, and imparts a brighter finish to the glass resulting in a more attractive container product. The market for feldspar in North America is presently estimated at approximately 1.2 million tonnes per year, and totals some 10 million tonnes worldwide.

Of further significance are the exceptionally low levels of iron (an unwanted contaminant) in the high-lithium feldspar products. At 0.05% or less $Fe_2O_3$, the Big Whopper products already meet or exceed customer specifications, and these levels can probably be further reduced after optimization of the process flowsheet. Tantalum recoveries averaged approximately 40% using conventional gravity concentration techniques. These can probably also be improved with further testwork. Subsequent to the initial testwork at Lakefield Research Ltd., an evaluation of the application of new magnetic separation technology was carried out on a trial basis at Eriez Magnetics, Erie, PA. This work confirmed the utility of magnetic separation to further remove impurities from the high-lithium feldspar products. The work also indicated that magnetic separation could provide an alternative to flotation for separation of the micas in the ore, which, if demonstrated, could allow for a less expensive dry process flowsheet. Further process development work is planned for the next program.

Market development work involving provision of product test samples to potential customers has also been initiated, along with an investigation of shipping alternatives and freight rates into major North American markets. It is estimated that additional expenditures of $400,000 to $500,000 will be required to complete a pre-feasibility level analysis of the high-lithium feldspar production concept, which would be followed by a $2-3 million bulk sampling program and full feasibility study. Management is actively pursuing potential financial partners to fund this work on a joint venture basis.

# Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2002
(Unaudited)

On the **Legris Lake** platinum-palladium project, a 7-hole, 860 metre diamond drilling program was completed during the quarter, representing the final component of the $1.0 million work program initiated in May, 2001 under the joint venture agreement with Placer Dome (CLA) Ltd. The seven holes tested five new target areas in the Legris Lake Intrusive Complex identified from ground geophysical data, but no significant new platinum-palladium mineralization was intersected in any of the seven holes. Subsequent to the end of the quarter, the Company reported all the 2001-2002 work program results to Placer, which has since indicated that it will not be funding further work in 2002. A final decision on the future of the joint venture is expected during the fourth quarter.

On the **Black Bay** and **Wolf Mountain** platinum-palladium projects, results of the aeromagnetic surveys carried out during the second quarter were received. On both projects, the results have provided greater definition of the target mafic/ultramafic intrusive bodies, which will be used with geological data to develop new models and drill targets. Geological mapping work planned for the Black Bay project has been deferred and the funds budgeted for this work re-allocated to the Separation Rapids project. The Company is presently talking with two potential joint venture partners interested in funding a work program to earn an interest in the Black Bay property. Option payments due to the property vendors by June 1, 2002, totaling $15,000 cash and 40,000 treasury shares were made during the quarter to keep the option agreement in good standing, and bringing total expenditures on the project during the quarter to $37,398. Avalon's 40% share of program expenditures at Wolf Mountain during the quarter totaled $31,311.

**Administrative expenses** during the quarter totaled $116,166, a reduction of $26,250 over the comparable period in 2001, reflecting the decrease in business activity and elimination of non-essential expenditures. However the loss for the quarter increased to $105,721 compared to $85,117 in 2001 due to decreased management fee revenue. Until new project financing is arranged for Separation Rapids, further cost reduction measures will be implemented to preserve limited working capital of approximately $110,000. Exploration staff levels in Thunder Bay have been reduced mainly by attrition and some revenue will be generated by provision of services to other exploration companies.

No properties were abandoned during the quarter. The Company has negotiated an agreement with the vendors of the Raleigh Lake tantalum property in order to meet the final obligations under the option agreement to secure its 100% interest in the property. Subject to final regulatory approval, the Company will issue 90,000 shares to the vendors to in lieu of the $25,000 cash payment due in January, 2002. This transaction is expected to close in the fourth quarter. The only share issuance completed during the quarter was the 40,000 shares issued to the vendors of the Black Bay property, referred to above.

Expenditures to related parties during the quarter totaled $48,192 net of $800 recovered from joint venture partners. These were paid to a law firm of which the Chairman is an associate, an accounting firm in which the Vice-President, Finance is a partner and a consulting company controlled by the President. Expenditures for Public and Investor Relations during the quarter totaled $7,747, a 45% reduction in expenditures over the comparable period in 2001. Most of these expenses were related to website maintenance, news release dissemination, and advertising, as activities were largely confined to responding to routine investor inquiries. These duties continue to be handled by the President and the Company has no immediate plans to engage new investor relations support, until warranted by increased investor interest.

In the fourth quarter, the Company will accelerate its efforts to attract a new financial partner to the Separation Rapids project to fund continuing development work. The high-lithium feldspar development concept is starting to generate considerable interest amongst potential investors knowledgeable in the industrial minerals business, and the results of the recent process testwork have served to increase confidence in the viability of the project. The Company will also continue to seek new joint venture partners for its early stage exploration projects, particularly the East Cedartree gold property, due to the renewed investor interest in gold witnessed over the past few months.

July 19, 2002

FORM 55-102F6

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the *securities legislation in British Columbia, Alberta,* Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

AVALON VENTURES LTD

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 10/06/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: BUBAR

GIVEN NAMES: DONALD STEPHEN

NO / STREET / APT: 11 Gainsville Ave

CITY: Unionville

PROV: Ontario — POSTAL CODE: L3R 1W7

BUSINESS TELEPHONE NUMBER: 416 - 364 - 4938

BUSINESS FAX NUMBER: 416 - 364 - 5162

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

- [X] ALBERTA
- [X] ONTARIO
- [X] BRITISH COLUMBIA
- [ ] QUÉBEC
- [ ] MANITOBA
- [ ] SASKATCHEWAN
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS: DATE DAY / MONTH / YEAR | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| COMMON | 1,046,500 | 15/07/02 | 10 | 7500 | | 0.17 | | 1,054,000 | 1 | |
| COMMON | 1,054,000 | 18/07/02 | 10 | 5500 | | 0.17 | | 1,059,500 | 1 | |
| OPTIONS | 1,000,000 | | | | | | | 1,000,000 | 1 | |
| WARRANTS | 20,000 | | | | | | | 20,000 | 1 | |

ATTACHMENT [ ] YES [X] NO

**BOX 6. REMARKS**

*This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.*

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

*The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.*

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): DONALD S BUBAR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 23/07/02

UCSC 55-102F6 Rev. 2001 / 8 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

# INSIDER REPORT

*(See instructions on the back of this report)*

*Notice – Collection and Use of Personal Information*: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the *securities legislation* in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

AVALON VENTURES LTD

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: Monteith

GIVEN NAMES: Joseph G

NO / STREET / APT: 1296 Prince Albert Court

CITY: Mississauga

PROV.: Ontario POSTAL CODE: L5H 3S1

BUSINESS TELEPHONE NUMBER: 416 - 960 - 9900

BUSINESS FAX NUMBER: 416 - 960 - 5637

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

- [X] ALBERTA
- [X] ONTARIO
- [X] BRITISH COLUMBIA
- [ ] QUEBEC
- [ ] MANITOBA
- [ ] SASKATCHEWAN
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS: DATE (DAY / MONTH / YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | S US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| COMMON | 135 000 | 12/07/02 | 10 | 20 000 | | 0.18 | | 155 000 | I | |
| OPTIONS | 100 000 | | | | | | | 100,000 | I | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

**BOX 6. REMARKS**

*The undersigned certifies* that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): J. G. Monteith

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 23/07/02

# BC FORM 55-901F (Previously Form 36)
# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

AVALON VENTURES LTD.

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 17 MONTH 01 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: ANDERSEN

GIVEN NAMES: ROBERT JAMES

NO. / STREET / APT: 149 ROXBOROUGH ST. WEST

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M5R 1T9

BUSINESS TELEPHONE NUMBER: 416 - 864 - 3119

BUSINESS FAX NUMBER: 416 - 364 - 8797

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☒ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☒ UNITED STATES
  - ☐ NASDAQ
  - ☒ SEC

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| Ⓐ DESIGNATION OF CLASS OF SECURITIES | Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT | Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD | Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| COMMON SHARE OPTIONS | 150,000 | | | | | | | 150,000 | 0 | |
| COMMON SHARES | 305000 | 17 07 02 | 10 | 10,500 | | 0.18 | | 315,500 | 0 | |
| COMMON SHARE WARRANTS | 100 000 | | | | | | | 100,000 | 0 | |

**BOX 6. REMARKS**

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): ROBERT JAMES ANDERSEN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 07 MONTH 22 YEAR 02